Exhibit 99.1

NEWS RELEASE

OLYMPUS DRILLING INTERSECTS 9 METERS GRADING
28.6 G/T Au AT PHUOC SON PROJECT

TORONTO January 17, 2007 – Olympus Pacific Minerals Inc. (TSX: OYM) (“the Company” or “Olympus”) is pleased to announce continuing success from infill drilling in the Dak Sa shear zone, including DSDH 238 in the Northern Section, including intersections of 7.75 metres at 4.53 g/t Au and 9 meters at 26.48 g/t Au.

The hole was collared at a declination of minus 90 degrees and the intersection width approximates to true thickness.  Grades are uncut.

The Mineral Assay and Service Co. Ltd. (MAS Laboratory) located in Bangkok, Thailand, performed all assays using the Fire Assay method on 50 grams of prepared sample. The Thailand Department of Industrial Works and Ministry of Industry certify the MAS laboratory.

The Dak Sa shear zone remains open along strike and down dip and has the potential to host multiple repetitions of North/South style ore zones. Since Dak Sa is only one of a number of largely un-explored, comparably mineralized structures within the property, the Dak Sa North-Extension drilling results demonstrate that resources announced to date constitute only a minor component of the global potential of the Phuoc Son Property.

The on-going program has two main objectives: (a) continued wide-spaced exploration drilling to delineate additional high-grade mineralisation within the major structures and (b) close-spaced mine development drilling to progressively increase NI43-101 category resources ahead of forecast mine production.

Unless otherwise noted, the technical information in this release has been prepared by and/or reviewed by Mr. TRP (Rod) Jones, Vice-President Exploration for Olympus Pacific Minerals Inc, who is a Qualified Person as defined by NI43-101. The Company employs a quality control program to ensure best practices in sampling and analysis of drill core and rock samples.  Mineral Assay and Services Co. Ltd., located in Bangkok, Thailand, performs sample preparation and analyses.

Statements contained in this release that are not historical facts are forward-looking statements, which involve risk and uncertainties, which could cause actual results to differ materially from those, expressed in the forward-looking statements. The Company relies upon litigation protection for forward-looking statements.

Olympus’ 85% owned Phuoc Son Gold property is located in central Vietnam, along the Phuoc Son-Sepon Suture that also hosts the Company’s 80% owned Bong Mieu Gold property to the East, as well as such world-class deposits as Oxiana’s Sepon deposit to the north.

Olympus, as the first mover in Vietnam, is positioned to become a leading gold producer and explorer in Southeast Asia.  Olympus is committed to its vision of making major discoveries in the region and increasing shareholder wealth.

For further information contact:

David Seton, Executive Chairman
Jim Hamilton, Corporate Communications
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4502

www.olympuspacific.com

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.